UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tasty Minstrel Games, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Utah
>
> *Date of organization*
> March 11, 2009

Physical address of issuer
4883A Old Highway Road, Mountain Green, UT 84050

Website of issuer
http://www.playtmg.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC will receive Warrants to purchase that number of units of Series Seed Interests equal to 1% of the total number of securities issued in the Offering.

Type of security offered
Series Seed LLC/Membership Interests

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
April 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$473,067.00	$399,406.00
Cash & Cash Equivalents	$42,849.00	$32,709.00
Accounts Receivable	$92,916.00	$66,862.00
Short-term Debt	$20,000.00	$0.00
Long-term Debt	$175,000.00	$100,000.00
Revenues/Sales	$1,474,176.00	$846,044.00
Cost of Goods Sold	$1,102,702.00	$649,714.00
Taxes Paid	$0.00	$0.00
Net Income	-$9,376.00	-$77,756.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 16, 2017

FORM C

Up to $1,000,000.00

Tasty Minstrel Games, LLC



Series Seed LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Tasty Minstrel Games, LLC, a Utah Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed LLC/Membership Interests of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,000,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $150.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute an Investment Agreement (a copy of which can be found in Exhibit C hereto). Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive First Democracy VC (i) a fee in the amount of seven percent (7%) of all funds raised; and (ii) Warrants to purchase that number of units of Series Seed Interests equal to 1% of the total number of securities issued in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$150.00	$10.50	$139.50
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,000,000.00	$70,000.00	$930,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive a fee in the amount of 7% of all funds raised.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.playtmg.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 16, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.playtmg.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this
Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tasty Minstrel Games, LLC (the "Company") is a Utah Limited Liability Company, formed on March 11, 2009.

The Company is located at 4883A Old Highway Road, Mountain Green, UT 84050.

The Company's website is http://www.playtmg.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Publishing and sale of hobby tabletop board games. We sell hobby tabletop board games to gamers. We manufacture our games in China with the highest quality manufacturer of hobby board games in the world. We source game designs globally thanks to our relationships with game designers from countries including but not limited to, United States, Canada, Germany, Great Britain, Japan, Taiwan, Poland, Brazil, France, and Italy.

The Business Plan

TMG strives to deepen and improve our relationship with the end consumer, the gamer. We do this so that each gamer will be willing to consider buying a game that we are releasing. This enables us to concentrate on our process to create a large quantity (15-20) of new titles every year without reducing our quality. We print relatively small quantities (3,000 units) of these titles before we have sales information to indicate to us that the marketplace is positively reacting to the game.

The Offering

Minimum amount of Series Seed LLC/Membership Interests being offered	50,000
Total Series Seed LLC/Membership Interests outstanding after offering (if minimum amount reached)	3,350,000
Maximum amount of Series Seed LLC/Membership Interests	1,000,000
Total Series Seed LLC/Membership Interests outstanding after offering (if maximum amount reached)	4,300,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$150.00
Offering deadline	April 30, 2017
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of hobby board games is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include some major companies worldwide. A few of our competitors have significantly greater financial and human resources than we have and marketing products through the retail/distribution channel and thus may be better equipped than us to develop and commercialize products.

Smaller or early stage companies may also prove to be significant competitors through the utilization of product based crowdfunding platforms like Kickstarter or Indigogo to fund the operation of new products. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies and individuals to provide raw materials, manufacturing, and pre-production (most often artwork) work for our products.
We depend on these suppliers and subcontractors to release new and pre-existing games and conduct our operations. Our ability to release product to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture are required to be changed.

Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors, for example in the manufacturing of our games.

We depend on third-party service providers and outsource providers for warehousing operations.
If warehousing service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in delivering games leading to product shortages and higher freight costs. If warehousing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a durable entertainment product, demand for our types of games is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the USA may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael Mindes, Daniel Hadlock, Andy Van Zandt, and Seth Jaffee who are CEO, President, Co-Heads of Games respectively. The Company has employment agreements with Michael, Daniel, Andy, and Seth although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Michael, Daniel, Andy or Seth could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael Mindes, Daniel Hadlock, Andy Van Zandt, and Seth Jaffee in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Michael, Daniel, Andy, or Seth die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

TMG has engaged in certain transactions with related persons, which is limited to taking on debt from these individuals at 0% interest.
Prior to the Offering, all of these debts have been converted into equity.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform

and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation, brand image, and access to an addressable audience are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of components in our games, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of games, components, packaging materials, and freight.
The prices of the games, components, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials. The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, and safety or other regulations or failure to comply with existing licensing, labeling, trade, and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, U.S. Federal Trade Commission, Commerce and Labor , as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain.

These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The need to comply with new, evolving or revised tax, environmental, safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Risks Related to the Securities

The Series Seed LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Series Seed LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed LLC/Membership Interests. Because the Series Seed LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Series Seed LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 82.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Utah law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing

management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Manager and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Manager has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Utah law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Publishing and sale of hobby tabletop board games. We sell hobby tabletop board games to gamers. We manufacture our games in China with the highest quality manufacturer of hobby board games in the world. We source game designs globally thanks to our relationships with game designers from countries including but not limited to, United States, Canada, Germany, Great Britain, Japan, Taiwan, Poland, Brazil, France, and Italy.

Business Plan
Our plan going forward is to further invest in what has been working well for us, namely:

* Our relationship with our customers
* Our relationship with providers such as game designers, illustrators, and graphic designers
* Our relationship with our manufacturers
* Our process for creating more finished games
* Our distributive capacity through out partners in the retail and distribution channel

Additionally, with the funding, we will have the opportunity to invest more (and earlier) into products with promising sales results and response in the marketplace.

History of the Business
TMG was founded by Michael Mindes and Seth Jaffee in 2009 for the purpose of publishing hobby tabletop board games.

The Company's Products and/or Services

Product / Service	Description	Current Market
TMG Original Games	These are games that are first published by TMG or have only a limited printing prior to TMG's involvement. This includes games such as Dungeon Roll, Eminent Domain, Flip City, Harbour, Cthulhu Realms, Martian Dice, Belfort, Gold West, Scoville, Guilds of London, and more.	Hobby tabletop gamers, distributors, and hobby retail shops globally.
International Game Licensing	This is the licensing of TMG Original Games for languages	International publishing partners.

	and territories that can be better served by a partner.	
Co-op Publishing (inbound licensing)	These are games that are first published by an international partner that TMG licenses rights for English language and at least North America. This includes games such as Orleans, Oracle of Delphi, Luna, At The Gates of Loyang, AquaSphere, and Ponzi Scheme.	Hobby tabletop gamers, distributors, and hobby retail shops in the territories licensed.

We are constantly researching and developing new games including expanding our relationships with good game designers. We concentrate on the process to regularly produce new high quality games and currently have 47 items in our pipeline that are past evaluation (23 additional in evaluation) as of February 2017.

Our products are sold all around the globe primarily through third party distributors and foreign publishing partners. Countries with sales include but is not limited to, United States, Canada, Great Britain, Australia, New Zealand, Germany, France, Italy, Spain, Portugal, The Netherlands, Poland, Denmark, Sweden, Norway, Brazil, Japan, Taiwan, South Korea, Singapore, China, Thailand, Vietnam, Russia, United Arab Emirates, and Israel.

Competition
The Company's primary competitors are Hobby Board Game publishers such as, Asmodee, CMON, Steve Jackson Games, IELLO, and Mayfair..

The markets for the Company's products and services are highly competitive as a function of many new hobby board games being released. Principal competitive factors important to the Company include our relationship with our audience (addressable via internal email subscriptions), branding, high quality game design, quality integration of graphic design, customer service, financial efficiency, marketing, distribution capability, and adoption of principles of lean manufacturing.

Supply Chain and Customer Base
Our most important asset is our people. This is both internal to the company and those that we have relationships with outside of the company. Internally, we enable and encourage autonomy, mastery, and purpose within TMG. Everybody that works here has an important impact on what we do. Employees are encouraged to embrace their responsibilities and learn the art and craft of their position. Outside of the company, we work with dozens of game designers, several illustrators, and a few graphic designers to get a game ready for print. When it comes to manufacturing, we have a long-lasting and deep relationship with our main manufacturer, Panda Game Manufacturing.

The Company's ultimate are primarily customers are the hobby tabletop gamer. To be able to get games to the gamers, TMG has customers at the retail, distribution, and licensing levels all over the globe.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:

TMG licenses all of its intellectual property in some sense. This could be from a game designer who gets paid royalties or another publisher that collects licensing fees. Our contracts with designers on our original games are subject to auto-renewal with a minimum level of sales performance as is almost all of our license from international publishing partners.

The majority of our game design creation costs are outsourced to the game designers that we work with. Similar to the way a book publisher doesn't employ authors. We do have development costs to get a game ready to print, but all of these costs are figured into the financial analysis prior to TMG ever offer a contract to a game designer.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
4883A Old Highway Road Mountain Green, UT 84050	Lease	We lease a space that includes 4 offices.

Governmental/Regulatory Approval and Compliance

As of right now, there is very little government regulation on our business. If a game is designed or marketed such that it is for children under the ages of 14, then it is subject to child safety acts that affect toys. Most of our products are for ages 14+, so this rarely affects our business.

When products are suitable for children under the age of 14, then we are subject to testing for lead paints and phthalates. When this occurs, testing is usually $1,500-3,000 and is calculated in our financial projections for that particular product.

Litigation
None

Other
The Company's principal address is 4883A Old Highway Road, Mountain Green, UT 84050

The Company conducts business in Utah.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

For further detail on the Company's operations and market position, please see the Company Summary attached to this Form C as Exhibit B.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7%	$3,500	7%	$70,000
Marketing	4%	$2,000	5%	$50,000
Research and Development	0%	$0	1%	$10,000
Manufacturing	26%	$13,000	25%	$250,000
Future Wages	13%	$6,500	15%	$150,000
General Working Capital	40%	$20,000	45.5%	$455,000
Perks Delivery	10%	$5,000	1.5%	$15,000
Total	**100%**	**$50,000**	**100%**	**$1,000,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: TMG will take full discretion of the use of funds for the long-term benefit of TMG and its investors. .

MANAGER, OFFICERS AND EMPLOYEES

Manager
The Manager of the Company is listed below along with all positions and offices held at the Company and principal occupation and employment responsibilities for the past three (3) years and educational background and qualifications.

Name
Michael Mindes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO - March 11, 2009 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Complete and full operation of TMG - March 11, 2009 - Present

Education
Northern Arizona University, B.A. Philosophy.

Name
Erin Mindes Hardy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager - March 2009 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager of TMG- March 2009 - Present

Education
Northern Arizona University, B.A. English.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Daniel Hadlock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Employee #1 - 1/1/2014 - 12/31/2016
President - 1/1/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Employee #1 - Responsibility for game discovery, design, development, production management, logistics, people development, marketing, sales, and leadership. Starting 1/1/2014 - 12/31/2016.
President - Full operation of TMG with the exception of finances. 1/1/2017 – Present.

Education
N/A

Name
Seth Jaffee

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Head of Games - April 2009 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-Head of Games - April 2009 - Present

Education
University of Arizona, B.S. Structural Engineering.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Manager
Incurrence of indebtedness	Chief Executive Officer (as authorized by the Manager)
Sale of property, interests or assets of the Company	Chief Executive Officer (as authorized by the Manager)
Determination of the budget	Chief Executive Officer (as authorized by the Manager)
Determination of business strategy	Chief Executive Officer (as authorized by the Manager)
Dissolution or liquidation of the Company	Majority vote of the Membership Interests

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 9 employees in Arizona, Utah, North Dakota, and Kentucky.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interests

Amount outstanding	3,300,000
Voting Rights	Yes
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	After the Offering, The Mindes Family Revocable Trust will still own over 50% of the Company, and thus a controlling interest
Percentage ownership of the Company by holders of the Series Seed LLC/Membership Interests	23.3% assuming the maximum investment amount under the Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,300,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people/entities, namely: The Mindes Family Revocable Trust, Irv & Terry Mindes, and Seth Jaffee

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
The Mindes Family Revocable Trust	82.0%

Following the Offering, the Purchasers will own 1.5% of the Company if the Minimum Amount is raised and 23.3% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

As a publisher of hobby board games, TMG is in a creative industry, which means that our business is in a winner takes most industry. TMG doesn't yet have any of the biggest winners in our catalog, but we regularly are able to release smaller scale winners that add to the size and stability of our revenues. Historical earnings and cash flow are currently based on our back catalog of games which include quality regular selling titles (but not the big winners) in addition to the aggregation of many new released. The historical with a relatively small growth rate (8%) is what should be expected of investors until a future date when we have released one of these "big winner" types of games.

In the 12 months after receiving funding, TMG intends to maintain and grow profitability through 3 major efforts:

* Improving the relationship with our existing addressable audience.
* Continuing to release new high quality titles.
* Improving the position of our existing titles that sell well in the retail channel.

We intend to accomplish these goals through a series of items that we can control internally. Over the past 2 years, our process for producing and releasing games has been our concentration, while we will continue to improve these processes, our returns here are diminishing. Going forward, we will concentrate heavily on communicating and teaching TMG employees more about the concepts, ideas, and implementation of the TMG Publishing System (TPS - like the Toyota Production System). The TMG Publishing System is the implementation of the ideas and concepts of Toyota Production System as it relates to our business, our company, and our customers. The management of TMG (Michael Mindes and Daniel Hadlock) believe that when the TMG Publishing System becomes more firmly defined, communicated to employees, and embraced by TMG employees that we will see the improvements that we desire which will lead to greater financial performance.

The Company currently requires $10,000.00 a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are not necessary to the operations of the Company. Proceeds from the offering will improve operations in that 2 positions that are currently part-time and/or contract basis would become full time which would allow for a greater effort put on assisting TMG employees with embracing the TMG Publishing System. Additionally, it will allow us the flexibility to hire for additional positions as those needs come up. The position of the financial capital for TMG would improve dramatically depending on the amount of investment received. This additional financial capital will allow us the flexibility to invest more heavily in products that have shown strength in the marketplace without fear of catastrophic loss.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
An import tax on goods produced in China that applies to physical board games could be problematic.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 of Series Seed LLC/Membership Interests for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Investment Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Investment Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any purchase. If the Company rejects all or a portion of any purchase, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $150.00.

The Offering is being made through First Democracy VC, the Intermediary. The following fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
First Democracy VC will receive Warrants to purchase that number of units of Series Seed Interests equal to 1% of the total number of securities issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

At the initial closing of this Offering (if the minimum amount is sold), we will have 3,350,000 Seed Series LLC/Membership Interests outstanding.

Distributions
After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Membership Interests. The Company's chief executive officer/president determines when and how distributions are made. Distributions are calculated at the Company's sole discretion. Distributions are apportioned to holders of the Securities on a pro-rata basis. Distributions are not required to be made. The Securities are not entitled to a preferred return.

Allocations
To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's capital account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions
The holders of the Securities are not required to make additional capital contributions following the Offering to the Company.

Transfer
Holders of the Securities will be able to transfer their the Securities with the approval of the Company. All transfers of the Securities are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of the Securities upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights only: right to vote on the liquidation of the Company

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Manager of the Company	Members holding majority Membership Interests
Appointment of the Officers of the Company	Manager

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed LLC/Membership Interests.

For further details on the Offering and the Securities, please see the Series Seed Term Sheet attached to this Form C as Exhibit C.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Manager has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Manager believes that interests in the Company will not be traded on an established securities market. The Manager also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Manager believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Manager or its Managers, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Irv & Terry Mindes
Relationship to the Company	Members and parents of CEO Michael Mindes
Total amount of money involved	$175,000.00

Benefits or compensation received by related person	The debt has been converted into Membership Interests in the company and is no longer a debt responsibility of TMG.
Benefits or compensation received by Company	None.
Description of the transaction	Capital bridge loans convertible into equity from Irv & Terry Mindes

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Michael Mindes
(Signature)

Michael Mindes
(Issuer)

CEO, Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Mindes
(Signature)

Michael Mindes
(Name)

CEO, Co-Founder
(Title)

March 16, 2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Series Seed Term Sheet
Exhibit D   Company Pitch Deck

EXHIBIT A
Financial Statements



Tasty Minstrel Games, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2015 and 2014

Bauer & Company, LLC
www.bauerandcompany.com



BAUER
& COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Tasty Minstrel Games, LLC.:

We have reviewed the accompanying financial statements of Tasty Minstrel Games, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
March 1, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

TASTY MINSTREL GAMES, LLC
Balance Sheets
December 31, 2015 and 2014

		2015		2014
		(unaudited)		(unaudited)
Assets				
Current assets				
Cash and cash equivalents	$	42,849	$	32,709
Accounts receivable		92,916		66,862
Prepaid expenses		123,971		-
Inventory		198,787		280,979
Current assets		458,523		380,550
Property and equipment		14,544		18,856
Total assets	$	473,067	$	399,406
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	65,445	$	12,542
Accrued expenses		39,498		33,255
Deferred revenue		171,021		244,638
Note payable		20,000		-
Total current liabilities		295,964		290,435
Long-term liabilities				
Related party advance (Note 5)		175,000		100,000
Total liabilities		470,964		390,435
Commitment and contingencies		-		-
Members' Equity				
Total members' equity		2,103		8,971
Total liabilities and members' equity	$	473,067	$	399,406

See accompanying notes to the financial statements and the independent accountants' review report.

TASTY MINSTREL GAMES, LLC
Statements of Operations
For the Years Ended December 31, 2015 and 2014

		2015		2014
		(unaudited)		(unaudited)
Revenues	$	1,474,176	$	846,044
Cost of revenues		1,102,702		649,714
Gross margin		371,474		196,330
Operating expenses				
Payroll		256,797		175,776
Advertising		51,954		32,779
Occupancy		22,739		22,792
Travel expenses		29,823		26,034
Other general and administrative		19,537		16,806
Total operating expenses		380,850		274,187
Loss from operations		(9,376)		(77,857)
Other income				
Other income		-		101
Total other income, net		-		101
Loss before income taxes		(9,376)		(77,756)
Income tax expense		-		-
Net loss	$	(9,376)	$	(77,756)

See accompanying notes to the financial statements and the independent accountants' review report.

TASTY MINSTREL GAMES, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014

Balances at December 31, 2013 (unaudited)	$	85,435
Cash contribution from member		21,292
Cash distribution to member		(20,000)
Net loss		(77,756)
Balances at December 31, 2014 (unaudited)	$	8,971
Cash contribution from member		240,000
Cash distribution to member		(237,492)
Net loss		(9,376)
Balances at December 31, 2015 (unaudited)	$	2,103

See accompanying notes to the financial statements and the independent accountants' review report.

TASTY MINSTREL GAMES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:		
Net loss	$ (9,376)	$ (77,756)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4,582	6,330
Changes in operating assets and liabilities:		
Prepaid expenses	(123,971)	-
Accounts receivable	(26,054)	(22,483)
Inventory	82,192	(145,263)
Accounts payable	52,903	12,542
Accrued expenses	6,243	33,255
Deferred revenue	(73,617)	(9,652)
Net cash used in operating activities	(87,098)	(203,027)
Cash flows from financing activities:		
Purchase of fixed assets	(270)	(6,433)
Net cash used in investing activities	(270)	(6,433)
Cash flows from financing activities:		
Cash contribution from member	240,000	21,292
Proceeds from issuance of promissory note, net	20,000	-
Cash distribution to member	(237,492)	(20,000)
Proceeds from issuance of related party advance	75,000	50,000
Net cash provided by financing activities	97,508	51,292
Net increase (decrease) in cash	10,140	(158,168)
Cash and cash equivalents at beginning of year	32,709	190,877
Cash and cash equivalents at end of year	$ 42,849	$ 32,709
Supplemental disclosure of non-cash financing activities:		
Income taxes paid	$ -	$ -
Interest paid	$ 1,250	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

The Company was organized on March 9, 2009, in the state of Arizona.

The Company is a publisher of hobby tabletop board games. The Company was started to make games that artists want to make, sell those games to the audience, collect sales information, and adjust products accordingly.

Note 2 – Liquidity and Capital Resources

The Company has experienced a net loss during the years ended December 31, 2015 and 2014. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to develop and extend the Company's products, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through related party debt and member contributions. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's products. The Company expects to continue to incur net losses for at least the next year. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property, equipment.

Note 3 - Significant Accounting Policies *(continued)*

Accounts receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. There were no provisions made for doubtful accounts as of December 31, 2015 and 2014.

Inventory
Inventory consists of finished goods stated at the lower of cost or market. Cost includes purchasing costs incurred to acquire inventory and costs to process and put away shipments received in order to prepare them to be picked for orders. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand and market conditions. There were no provisions made for inventory reserve as of December 31, 2015 and 2014.

Property and equipment
Property and equipment consist principally of vehicles and computers. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to five years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation,

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Prepayments received from customers are recorded as deferred revenue.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs. The cost of shipping and handling within cost of revenues was $326,559 and $195,758 for the years ended December 31, 2015 and 2014, respectively.

Marketing costs
The Company expenses marketing costs as incurred. Direct marketing costs were $51,954 and $32,779 during the years ended December 31, 2015 and 2014, respectively.

Income taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

Note 3 - Significant Accounting Policies *(continued)*

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to the Company's inception in 2012.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

The amounts reported for cash and cash equivalents and accounts payable are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable and related party notes payable charge interest at fixed rates; however, the balances as of December 31, 2015 and 2014 approximate fair value due to the proximity of the agreements to the balance sheet date.

Management review
Management of the Company has evaluated subsequent events through March 1, 2017, the date the financial statements were available to be issued.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2015 and 2014:

	2015	2014
Vehicles	$ 22,482	$ 22,482
Computer equipment	5,871	5,601
Subtotal	28,353	28,083
Less accumulated depreciation	13,809	9,227
Total	$ 14,544	$ 18,856

Depreciation expense for the years ended December 31, 2015 and 2014 was $4,582 and $6,330 respectively.

Note 5 – Related Party Advance

In 2013, the Company received an advance of $50,000 from the parents of the founder. The Company also received additional advances of $50,000 and $75,000 from the parents of the founder in 2014 and 2015, respectively. The funds advanced do not have any formal agreements, are interest free and have no set maturity date. The outstanding related party advances were $175,000 and $100,000 at December 31, 2015 and 2014, respectively.

On February 17, 2017, the related party advance of $175,000 was converted into 300,000 membership units of the Company at $0.58 per share. The conversion price reflected a discount of $0.42 per share.

Note 6 – Note Payable

In March 2015, the Company issued a $20,000 note payable. This facility bears interest at 12% and was scheduled to mature in September 2015. Upon maturity, the principal and accrued interest were repaid in full.

In September 2015, the Company issued a $20,000 note payable. This facility bears interest at 12% and was scheduled to mature in July 2016. Upon maturity, the principal and accrued interest were repaid in full.

Note 7 – Members' Capital

In March 2009, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for management of the Company. The Operating Agreement allows for the issuance of common units to the members of the Company. The terms, conditions, rights, and obligations of the members are summarized below. The Company is equally owned by two members through a revocable trust.

Management and voting
The members of the Company approve certain actions that are outlined by the operating agreement. The business and affairs of the Company are managed exclusively by its Manager who is also a member of the Company.

Contributions
In March 2009, the members of the Company made an initial cash contribution to the Company. Additional contributions have been made by the members subsequent to 2009.

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members.

Allocations of Net Income and Net Loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 8 - Commitments and Contingencies

Lease arrangements
The Company has leased office space under a month-to-month cancelable operating lease. Rent expense on the Company's operating leases was $11,700 and $8,795 for the years ended December 13, 2015 and 2014, respectively. These amounts are reflected in occupancy costs in the statement of operations.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Concentrations
Deposits of cash held in US banks sometimes exceed federally insured limits; however, the Company has not experienced any losses on its deposits. Accounts receivable are generally unsecured. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. As of December 31, 2015 and 2014, the Company had two customers who accounted for approximately 87% and 82% of accounts receivable, respectively.

Note 9- Subsequent Events

On February 11, 2016, the Company changed its state domestic jurisdiction from the state of Arizona to the state of Utah.

In July 2016, the principal and accrued interest on the $20,000 note payable (Note 6) was repaid in full.

In January 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,000,000 of membership units to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933 which permits crowdfunding securities offerings over the internet by eligible users.

In February 2017, the related party advance of $175,000 (Note 5) was converted into 300,000 membership units of the Company at $0.58 per share. The conversion price reflected a discount of $0.42 per share.

In February 2017, the Company issued 240,000 membership units of the Company to an employee in exchange for services.

Note 9- Subsequent Events (*continued*)

In February 2017, the Company issued 2,460,000 membership units to the two founding members of the Company for service and capital contribution since Inception.   As of the date of this report the Company has issued 3,000,000 membership units, this does not include the 1,000,000 membership units to be issued via the agreement with Democracy VC, LLC.

EXHIBIT B
Company Summary



Company: Tasty Minstrel Games (TMG)

Market: Tabletop games

Product: Board Games, Dice Games, and Strategy Games including *Eminent Domain*, *Dungeon Roll*, *Orléans*, and many more

Company Highlights

- Has raised over $2.5 million on Kickstarter to fund 26 individual hobby board gaming projects
- Has sold over 400,000 games since inception
- Has generated over $5 million in gross sales since inception
- Generated over $1.2 million in revenue in 2016
- Gross profit increased 33% in 2016 to over $475,000 from over $350,000 in 2015
- TMG Gamer Email List has 25,912 subscribers with a 40.7% average open rate

PERKS

*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. All perks are inclusive of previous perks. Physical items include shipping within the U.S. For international deliveries, shipping fees will need to be paid to TMG.

$150: TMG Certificate of Stock Ownership (Cardboard with embedded metal coin, not used for legal purposes)

$400: Two copies of *Flip City* and *Harbour* to share with friends (One of the benefits of owning a game company is easily giving gifts to your gamer friends, and TMG wants you to experience this)

$700: Hoodie featuring company mascot, Dargon

$1,000: One in-stock large box game of your choice

$1,500: An additional in-stock large box game of your choice

$2,500: One Deluxified copy of Crusaders after Kickstarter campaign

$5,000: Name included in a thank you with all investors at this level in the first game launched after the fundraise

$10,000: Producer credit on one future game of your choosing

$25,000: Executive Producer credit on three future games of your choosing, a copy of every game currently in the warehouse, and each game released for the next three years

Opportunity

Tabletop games date as far back as 3500 BC with an ancient Egyptian game called Senet[i], and their popularity has grown ever since. Even with today's influx of video games and mobile games, games and puzzles saw the largest increase in sales (18%) for 2016 relative to all other toy categories.[ii]

Annual 2016 U.S. Toy Industry Performance

Supercategory	Dollar % Change
Games/Puzzles	+18 percent
Dolls	+10 percent
Outdoor & Sports Toys	+10 percent
Plush	+6 percent
Infant/Toddler Preschool Toys	+3 percent
Youth Electronics	+3 percent
Vehicles	+1 percent
Action Figures & Accessories	-1 percent
All Other Toys	-1 percent
Building Sets	-3 percent
Arts & Crafts	-5 percent

Source: The NPD Group, Inc. / Retail Tracking Service, Annual 2016 vs. 2015

Board games in particular have seen substantial growth, and both children and adults are jumping on the bandwagon.[iii] With more gamers come the opportunity for more innovative, creative games, which is what Tasty Minstrel Games (TMG) seeks to deliver. With 60 published games, TMG strives to provide diverse games that strengthen family unity, communication, and love.

Product

TMG produces both co-published and original games. The company's best-selling game of all time is *Eminent Domain*. A selection of TMG's best-selling games is featured below.

Remainder of page intentionally left blank

Eminent Domain

Eminent Domain is a civilization-building game for two to four players. Players must build a space empire by colonizing nearby planets or by taking them by force. Each player's abilities are based on a deck of Role cards. At the beginning of the game, each player has the same deck of cards, including two cards for each Role. Each turn, players must choose a Role from the communal deck to execute, and in doing so they will add that Role card to their deck. When executing a Role, players can boost its effect by playing cards out of their own deck that match the Role they have chosen. Over the course of the game, players choose to specialize in their own combination of Roles, allowing them to take over planets, harvest and trade resources, or research for points and upgraded abilities.



Dungeon Roll

Dungeon Roll allows players to step into the shoes of one Hero—such as a Mercenary or Enchantress—and battle monsters, vanquish a dragon, and gather treasure. Intended for one to four players ages 14 and up, each player takes turns acting as the Adventurer. The game begins with the Adventurer rolling seven dice to assemble a party of clerics, fighters, mages, thieves, and champions. A second player acts as the Dungeon Lord and rolls Dungeon Dice corresponding to the Adventurer's progress throughout the game. Only a roll of the dice determines an Adventurer's success, from selecting a token from the treasure chest-shaped game box to defeating skeleton monsters. After three rounds, the players add up their experience points to determine the ultimate champion. While *Dungeon Roll* incorporates the chance of a dice game, it also has the choice and strategy of a more traditional fantasy-based game. Three expansion packs with additional Hero avatars are also available.



Orléans

Set in medieval France in the city of Orléans, players must gather followers, collect goods and money, and establish trading posts to grow their economic reach. *Orléans* is a bag-building game, which means each player has a bag of resources to add to. Knights expand players' scope of action and secure their mercantile expeditions, craftsmen build trading stations and tools to facilitate work, scholars make progress in science, and monks reduce the chance of players falling prey to fate. The game is for two to four players ages 12 and up.



The *Orléans Deluxe Edition* has metal coins and wooden tokens instead of cardboard. *Orléans: Invasion* is an expansion pack with six new scenarios, new buildings, and new event cards. The expansion includes a cooperative scenario in which players have to fend off an invasion as well as three solo challenges.

Guilds of London

Set in Medieval times, *Guilds of London* lets players experience life as a wealthy investor trying to become the influential Lord Mayor of London. Tiles are placed on the board to represent different areas of the city, and each tile has several associated Guilds. Players choose and play cards each round to determine who controls each tile and, therefore, each Guild. Tiles are scored at the end of the round based on how many Liverymen players have placed on the tile. Players select as many cards from their hand as they wish to play to place or move Liverymen or to perform an action. Players also have the opportunity to spread their power into the Ulster or Virginia plantations. Control of each Guild provides victory points and additional actions so that successful players can control the future development of the city. Recommended for one to four players ages 10 and up.



Scoville and Scoville: Labs

Scoville: Labs builds upon the success of *Scoville*, a strategy-auction game that encourages players to plant, crossbreed, and harvest the hottest peppers possible. Each round, players plant peppers in the fields. Throughout the game, crossbreeding opportunities increase as more peppers are planted. Players move their pawn through the fields to harvest. *Scoville: Labs* adds to the fun by giving players a 3x3 tab where additional peppers can be raised—ones opponents cannot touch. Those peppers can then be planted and harvested on the shared board for additional crossbreeding opportunities. Both games are for two to six players ages 13 and up.



Use of Proceeds and Product Roadmap

TMG plans to use the proceeds from this raise for marketing to build up the brand of TMG, manufacturing, and new hires. TMG has a number of different games in its pipeline. There are three games currently in development, including the title *Trading on the Tigris*. There are 15 games currently in artwork production including *Downfall, Exodus Fleet, Samara, Orléans: 5th Player, Okey Dokey, Eminent Domain: Oblivion, Harvest, Crusaders, Pioneer Days,* and *Homesteaders: New Beginnings,* among others.

Business Model

TMG sells both co-published and original games. The company's original games generated the majority (67%) of sales in 2016. TMG's biggest selling game of all time is *Eminent Domain*; *Dungeon Roll* is a close second. The games typically retail for $15 to $50. The company's gross profit margin was 38% in 2016.

Remainder of page intentionally left blank

In 2016, TMG sold over 82,000 games. Since its inception in 2010, TMG has sold over 400,000 games. Unit sales spiked in 2015 as the company started releasing more small box games such as *Flip City* and *Cthulhu Realms*, which sold about 15,000 units combined.



Remainder of page intentionally left blank

TMG generated over $1.2 million in revenue in 2016 and over $1.4 million in revenue in 2015. Revenue spiked in January 2015 due to the launch of *Scoville, Village Port,* and *Captains of Industry.* Revenue spiked in November 2015 due to the shipment of the *Orléans Deluxe Edition* Kickstarter sales. Revenue also increased in May 2016 due to the *Colosseum* Kickstarter project and in November 2016 due to the launch (or import back in) of *Guilds of London, Orleans Invasion,* and *Ponzi Scheme.* Although annual revenue declined 15% in 2016, cost of goods sold declined 30%, dropping from over $1.1 million in 2015 to nearly $800,000 in 2016.



Remainder of page intentionally left blank

As a result, TMG increased gross profit by 33% in 2016 from over $350,000 in 2015 to over $475,000 in 2016. Operating expenses totaled over $510,000 in 2016 and over $360,000 in 2015. The increase in expenses was due to the expansion of the TMG team from five employees in 2015 to nine employees in 2016.



TMG had a net loss of $4,868 in 2015 and $41,597 in 2016.



INDUSTRY AND MARKET ANALYSIS

The board game market has grown rapidly in recent years. The NPD Group reports that the U.S. board game market grew from $794 million in 2008 to $1.6 billion in 2015.[iv] Game sales—including tabletop games, card and dice games, role-playing games, and strategy games—grew by 21% in 2016.[v] According to Euromonitor International, global sales of games and puzzles have grown from $9.3 billion in 2013 to $9.6 billion in 2016.[vi]

This growth may be spurred in part by Millennials; around 30% of Millennials say they are interested in visiting a board-game themed café or bar, and they find the reusability and travel-friendly nature of board games offsets the initial purchase cost.[vii] Sales in the adult party games, a popular segment that includes edgy and risqué content, jumped 138% through November 2016 from the same period last year.[viii] This market growth may also be attributed to a lower cost barrier for new games as technological advances allow manufacturers to affordably create and distribute their products.[ix] Tabletop game developers have also branched into collaborating with mobile and video game systems by providing electronic versions of popular games for further expansion.[x]

Crowdfunding campaigns through Kickstarter or Indiegogo have led to large capital raises for indie board game developers, such as the largest crowdfunded tabletop game, *Kingdom Death: Monster 1.5*, which had pledges totaling $12,393,139.[xi] The Games category on Kickstarter attracted $495 million from 2009 to May 2016, with only about a quarter of those funds going toward video games in 2015.[xii]

COMPETITORS

Asmodee: Founded in 1995, Asmodee is a French publisher of board games, card games, and role-playing games (RPGs). The company has published games ranging from best-selling family board games to hobby games.[xiii] In 2014, the company acquired independent U.S. publisher Fantasy Flight Games and California game publisher Days of Wonder.[xiv] In 2016, Asmodee acquired the rights to license the English language publishing and sales of *Catan*™ from Mayfair Games, Inc®.[xv]

Stronghold Games: Founded in late 2009 by game industry veterans, Stronghold Games is a North American game publishing company. The company publishes reprinted older games, new games from known and new designers, and co-published games with publishers from around the world.[xvi] The company has reproduced a few notable lines such as *Survive!*, which has sold over 1.25 million copies since its original release 30 years ago.[xvii] Although the company traditionally uses its own capital to produce new games[xviii], it successfully raised funding for *Space Cadets: Away Missions* via Kickstarter in 2015.[xix]

AEG: Founded in 1993, AEG (Alderac Entertainment Group) is a publisher of role-playing games, board games, and collectible card game products. AEG has used Kickstarter several times. To date, the company's latest Kickstarter Campaign, *Thunderstone Quest*, one of its most popular games, has raised over $278,000, which exceeds the goal of $50,000 by over 500%.[xx] AEG sells its games through two channels: online retailing and a three-tiered distribution system that includes distributors and physical retailers.[xxi]

CMON Limited: CMON (CoolMiniOrNot) Limited was founded in 2001 as a niche community site for posting images of painted miniatures. However in 2011, the company entered the board game market with the release of *Zombicide*, which raised over $750,000 on Kickstarter. As of January 2016, the company had raised over $20 million[xxii] through 25 Kickstarter campaigns.[xxiii] In December 2016, the company became a publicly traded entity on the Hong Kong Growth Enterprise Exchange (HKG).[xxiv] In 2015, the company generated $17 million in revenue.[xxv]



Michael Mindes, CEO and Co-founder: Before founding TMG, Michael worked as a retail financial advisor for over eight years. He began working at A.G. Edwards, which was then bought by Wachovia, which was then bought by Wells Fargo. During his time as a financial advisor, Michael earned his Certified Financial Planner™ (CFP®) certification. Michael started TMG as a side business and it was more than five years before he hired the first employee of TMG. Thus, Michael has done everything associated with building and running TMG, including but not limited to, game development, financial management, product design, artwork coordination, manufacturing management, talent scouting (HR), training, logistics, customer service, marketing, sales, and (of course) janitorial duties. As CEO, Michael concentrates on further enabling and assisting the team at TMG. He holds a bachelor's degree in Philosophy with a minor in Economics from Northern Arizona University.



Seth Jaffee, Co-Head of Games and Co-founder: Seth was a behind-the-scenes supporter of TMG from the very beginning, always striving to discover games, develop games, and do pre-product development. Now an official member of the TMG team, Seth discovers games, develops them, and helps usher them through the production process. Seth's structural engineering career has taken a back seat since TMG launched in 2009 with Seth's first game, *Terra Prime*. His most popular title, *Eminent Domain*, was TMG's first crowdfunded game. In addition to the games he's designed, Seth has also done extensive development work on many of the TMG titles. Seth graduated from the University of Arizona.



Daniel Hadlock, President: Daniel became the President of TMG due to his commitment to communication, team building, friendship, and customers, along with his experience throughout the company. As President of TMG, Daniel assists all TMG employees in their areas of responsibility, including game scouting, game development, product design, manufacturing management, logistics, customer service, sales, and marketing. Daniel loves the games TMG makes almost as much as he loves the people that play them.

INVESTMENT TERMS

The Fund anticipates investing in the Company at the following terms:

Security Type: Series Seed Interests
Round Size: Min: $50,000 Max: $1,000,000
Pre-Money Valuation: $3.3 million
Price per Interest: $1.00
Liquidation Preference: 1x
Conversion Provisions: Convertible into one unit of Common (subject to proportional adjustments for interest splits, interest dividends and the like) at any time at the option of the holder.

Desert News: <u>Board games can offer many benefits for families</u>
Dice Tower News: <u>Coming Soon – Dungeon Draft, Orleans: Trade and Intrigue, and Polyhero Dice</u>
Gameosity: <u>What's New With Tasty Minstrel Games</u>

---

[i] https://www.ft.com/content/8cfd0cee-b7b7-11e6-961e-a1acd97f622d
[ii] https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/us-toy-industry-grows-5-percent-in-2016-exceeding--20-billion-the-npd-group-reports/
[iii] http://www.latimes.com/business/la-fi-games-nostalgia-20160623-snap-story.html
[iv] https://www.bloomberg.com/news/articles/2017-01-25/building-a-board-game-empire-on-disney-s-shoulders
[v] https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/us-toy-industry-grows-5-percent-in-2016-exceeding--20-billion-the-npd-group-reports/
[vi] http://www.cnbc.com/2016/12/22/millennials-the-board-games-revival-catan-pandemic.html
[vii] Ibid
[viii] http://www.nbcnews.com/business/consumer/why-board-games-are-trend-holidays-n698786
[ix] http://blog.euromonitor.com/2015/04/independent-board-games-transition-from-niche-to-mass-market.html
[x] Ibid
[xi] http://icv2.com/articles/news/view/36469/new-record-tabletop-game-kickstarter
[xii] https://qz.com/688843/old-fashioned-board-games-not-tech-are-attracting-the-most-money-on-kickstarter/
[xiii] https://www.asmodee.us/en/about-asmodee/
[xiv] https://www.forbes.com/sites/davidewalt/2014/11/17/fantasy-flight-games-merging-with-asmodee/#4b9a5b393699
[xv] http://www.mayfairgames.com/news/asmodee-acquires-catan-mayfair-games
[xvi] https://strongholdgames.com/about/
[xvii] https://strongholdgames.com/store/survive-line/
[xviii] http://gameosity.com/2015/03/25/stephen-buonocore-of-stronghold-talks-business-and-kickstarter/
[xix] https://www.kickstarter.com/projects/strongholdgames/space-cadets-away-missions?ref=profile_created
[xx] https://www.kickstarter.com/projects/alderac/thunderstone-quest-from-aeg
[xxi] https://www.alderac.com/aeg-channel-relationships/
[xxii] http://www.belloflostsouls.net/2016/01/cmon.html
[xxiii] https://www.kickstarter.com/profile/coolminiornot/created
[xxiv] https://www.bloomberg.com/news/articles/2016-12-19/disappearing-1-500-ipo-gain-causes-concern-on-hong-kong-bourse
[xxv] http://www.businesstimes.com.sg/companies-markets/singapore-games-publisher-takes-hong-kongs-gem-route

EXHIBIT C
Series Seed Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED INTERESTS OF
TASTY MINSTREL GAMES, LLC
February 2nd, 2017

The following is a summary of the principal terms with respect to the proposed Series Seed Interests financing of Tasty Minstrel Games, LLC, a Utah LLC (the "***Company***").

Offering Terms

Securities to Issue:	Units of Series Seed Interests of the Company (the "***Series Seed***").
Aggregate Proceeds:	$1,000,000 in aggregate.
Purchasers:	Accredited and non accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	Price per share (the "***Original Issue Price***"), based on a pre-money valuation of $3 million, including an available option pool of 10%.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one unit of Common (subject to proportional adjustments for unit splits, unit dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Interests on all matters on an as-converted basis. Approval of a majority of the Interests required to (i) adversely change rights of the Interests; (ii) change the authorized number of units; (iii) authorize a new series of Interests having rights senior to or on parity with the Interests; (iv) redeem or repurchase any units (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.
Documentation:	Documents will be identical to the Series Seed Interests documents published included as Exhibit A, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights and management rights letter.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed will be given the same rights as the next series of Interests (with appropriate adjustments for economic terms).
Proxy Voting	The purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Interest Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Interest Holder is entitled to do so) with respect to all of the units Series Seed Interests of the Company
Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY:

TASTY MINSTREL GAMES, LLC

_____

Name: _____

Title: _____

Date: _____

PURCHASERS:

_____

Name: _____

Title: _____

Date: _____

SERIES SEED INTERESTS INVESTMENT AGREEMENT

This Series Seed Interests Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Key Holders.

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in <u>Exhibit A</u>.

2.   **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in <u>Exhibit B</u>, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of units of Series Seed Interests set forth opposite such Purchaser's name on <u>Schedule 1</u>, at a price per share equal to the Purchase Price (subject to any applicable discounts when all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser) and (ii) each Purchaser, the Company, and each Key Holder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

DEFINITIONS

1. <u>OVERVIEW DEFINITIONS</u>.

"**Agreement Date**" means _____.

"**Company**" means _____.

"**Governing Law**" means the laws of the state of _____.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in _____.

"**State of Incorporation**" means _____.

*"Equity plan" **means** _____.*

2. <u>BOARD COMPOSITION DEFINITIONS</u>.

"**Common Board Member Count**" means _____.

"**Mutual Consent Board Member Count**" means _____.

"**Series Seed Board Member Count**" means _____.

"**Common Control Holders**" means the Key Holders *[who are then providing services to the company as employees] [optional provision in italics].*

3. <u>TERM SHEET DEFINITIONS</u>.

"**Major Purchaser Dollar Threshold**" means $_____.

"**Purchase Price**" means $_____ per share (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser).

"**Total Series Seed Investment Amount**" means $_____.

"**Unallocated Post-Money Option Pool Percent**" means _____%.

"**Purchaser Counsel Reimbursement Amount**" means $_____.

4. <u>RESULTING CAP TABLE DEFINITIONS.</u>

"**Common Units Issued and Outstanding Pre-Money**" means _____.

*"Total Post-Money Units Reserved for Option Pool" **means** _____.*

"**Number of Issued And Outstanding Options**" means _____.

*"Unallocated Post-Money Option Pool Units" **means** _____.*

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE OF PURCHASERS & KEY HOLDERS

PURCHASERS:

Name, Address and E-Mail of Purchaser	Series Seed Interests Units Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount

KEY HOLDERS:

Name, Address and E-Mail of Key Holder	Units of Common Interests Held

AGREEMENT TERMS

1. **PURCHASE AND SALE OF SERIES SEED INTERESTS**.

    1.1   Sale and Issuance of Series Seed Interests.

    1.1.1   The Company shall adopt and file the Company's restated organizational documents, as applicable (e.g. certificate of incorporation), in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Initial Closing.

    1.1.2   Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of units of Series Seed Interests of the Company ("**Series Seed Interests**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

    1.2   Closing; Delivery.

    1.2.1   The initial purchase and sale of the units of Series Seed Interests hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

    1.2.2   At any time and from time to time during the ninety (90) day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, up to that number of units of Series Seed Interests that is equal to that number of units of Series Seed Interests equal to the quotient of (x) Total Series Seed Investment Amount divided by (y) the Purchase Price, rounded up to the next whole share **(**the "**Total Units Authorized for Sale**") less the number of units of Series Seed Interests actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing units of Series Seed Interests at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

    1.2.3   Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the units of Series Seed Interests being purchased by such Purchaser at such Closing against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser or by any combination of such methods.

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

2.1   **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   **Capitalization**.

2.2.1   The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

(a)   The common interests of the Company (the "**Common Interests**"), of which that number of units of Common Interests equal to (a) the Common Units Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Agreement Date, (b) the number of units of Common Interests which are issuable on conversion of units of the Series Seed Interests have been reserved for issuance upon conversion of the Series Seed Interests and (c) the Total Post-Money Units Reserved for Option Pool have been reserved for issuance pursuant to the Equity plan, and of such Total Post-Money Units Reserved for Option Pool, that number of units of Common Interests equal to the Number of Issued And Outstanding Options are currently subject to outstanding options and that number of units of Common Interests equal to the Unallocated Post-Money Option Pool Units remain available for future issuance to officers, directors, employees and consultants pursuant to the Equity plan. The ratio determined by dividing (x) the Unallocated Post-Money Option Pool Units by (y) the Fully-Diluted Share Number (as defined below) is equal to the Unallocated Post-Money Option Pool Percent. All of the outstanding units of Common Interests are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Equity plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's Interest Holders. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of units of the Company's capital interests equal to the sum of (i) all units of the Company's capital interests (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all units of the Company's capital interests reserved and available for future grant under any equity incentive or similar plan.

(b)   The units of the interests of the Company (the "**Interests**"), all of which is designated as Series Seed Interests, none of which is issued and outstanding immediately prior to the Agreement Date.

2.2.2   There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any units of Common Interests, or Interests, or any securities convertible into or exchangeable or exercisable for units of Common Interests or Interests, except for (a) the conversion privileges of the Series Seed Interests pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

2.2.3   The Key Holders set forth in <u>Schedule 1</u> (each a "**Key Holder**") hold that number of units of Common Interests set forth opposite each such Key Holder's name in Section 2.2.3 of the Disclosure Schedule (such units, the "**Key Holders' Units**") and such Key Holders' Units are subject to vesting and/or the Company's repurchase right on the terms specified in Section 2.2.3 of the Disclosure Schedule (the "**Key Holders' Vesting Schedules**"). Except as specified in Section 2.2.3 of the Disclosure Schedule, the Key Holders do not own or have any other rights to any other securities of the Company. The Key Holders' Vesting Schedules set forth in Section 2.2.3 of the Disclosure Schedule specify for each Key Holder (i) the vesting commencement date for each issuance of units to or options held by such Key Holder, (ii) the number of units or options held by such Key Holder that are currently vested, (iii) the number of units or options held by such Key Holder that remain subject to vesting and/or the Company's repurchase right and (iv) the terms and conditions, if any, under which the Key Holders' Vesting Schedules would be accelerated. Other than the Key Holders' Units, which vest pursuant to the applicable Key Holders' Vesting Schedules, (x) all options granted and Common Interests outstanding vest as follows: twenty-five percent (25%) of the units vest one (1) year following the vesting commencement date, with the remaining seventy-five percent (75%) vesting in equal installments over the next three (3) years and (y) no equity plan, interest purchase, interest option or other agreement or understanding between the Company and any holder of any equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of (i) termination of employment (whether actual or constructive), (ii) any merger, consolidated sale of interests or assets, change in control or any other transaction(s) by the Company, or (iii) the occurrence of any other event or combination of events.

2.3   Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   Authorization. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and Interest Holders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement.   This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5   Valid Issuance of Units. The units of Series Seed Interests, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the units of Series Seed Interests to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Interests, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Interests issuable upon conversion of the units of Series Seed Interests has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Common Interests issuable upon conversion of the units of Series Seed Interests will be issued in compliance with all applicable federal and state securities laws.

2.6   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7   Intellectual Property. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8   Employee and Consultant Matters. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested units of the Company's Common Interests have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 **Agreements**. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12 **Liabilities**. The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2   **Purchase Entirely for Own Account**.   This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the units of Series Seed Interests to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same.   By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the units of Series Seed Interests.   The Purchaser has not been formed for the specific purpose of acquiring the units of Series Seed Interests.

3.3   **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the units of Series Seed Interests with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4   **Restricted Securities**. The Purchaser understands that the units of Series Seed Interests have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein.   The Purchaser understands that the units of Series Seed Interests are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the units of Series Seed Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available.   The Purchaser acknowledges that the Company has no obligation to register or qualify the units of Series Seed Interests, or the Common Interests into which it may be converted, for resale.   The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the units of Series Seed Interests, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5   **No Public Market**. The Purchaser understands that no public market now exists for the units of Series Seed Interests, and that the Company has made no assurances that a public market will ever exist for the units of Series Seed Interests.

3.6   **Legends**. The Purchaser understands that the units of Series Seed Interests and any securities issued in respect of or exchange for the units of Series Seed Interests, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the units of Series Seed Interests represented by the certificate so legended; and (c) the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF.   NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY   SATISFACTORY   TO   THE   COMPANY   THAT   SUCH

REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the units of Series Seed Interests.

3.8 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto and/or on Schedule 1; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto and/or on Schedule 1. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any units of Series Seed Interests by such Purchaser.

4. **COVENANTS OF THE COMPANY**.

4.1 **Information Rights**.

4.1.1 Basic Financial Information. The Company shall furnish to each Purchaser holding that number of units equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold by (y) the Purchase Price, rounded up to the next whole share (a "**Major Purchaser**") and any entity that requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

4.1.2 Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.1.3   Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

4.2   **Additional Rights and Obligations**. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the units of Series Seed Interests, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the units of Series Seed Interests (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. The Company shall pay the reasonable fees and expenses, not to exceed $5,000 in the aggregate, of one counsel for the Purchasers in connection with the Purchasers' review, execution, and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, subject to the provisions of Section 8.11, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then-outstanding units of Series Seed Interests held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.3   **Assignment of Company's Preemptive Rights**. The Company shall obtain at or prior to the Initial Closing, and shall maintain, a right of first refusal with respect to transfers of units of Common Interests by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of units of the Company's Common Interests issued or issuable upon conversion of the units of Series Seed Interests owned by such Major Purchaser, to (b) the number of units of the Company's Common Interests issued or issuable upon conversion of the units of Series Seed Interests owned by all Major Purchasers.

4.4   **Reservation of Common Interests**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed Interests, all Common Interests issuable from time to time upon conversion of that number of units of Series Seed Interests equal to the Total Units Authorized for Sale, regardless of whether or not all such units have been issued at such time.

5.   **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

5.1   **Limitations on Disposition**. Each person owning of record units of Common Interests of the Company issued or issuable pursuant to the conversion of the units of Series Seed Interests and any units of Common Interests of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or Interest Holder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or Interest Holder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other units of interests of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its Interest Holders that restricts or prohibits the sale of securities held by the emerging growth company or its Interest Holders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the units subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other units of interests of each Holder (and the units or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the units of Common Interests then-outstanding (other than those issued or issuable upon conversion of the units of Series Seed Interests), (ii) the holders of a majority of the units of Common Interests then issued or issuable upon conversion of the units of Series Seed Interests then-outstanding and (iii) the Board, then each Interest Holder shall vote (in person, by proxy or by action by written consent, as applicable) all units of capital interests of the Company now or hereafter directly or indirectly owned of record or beneficially by such Interest Holder (collectively, the "**Units**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or Interest Holder of the Company holding more than 10% of the voting power of the Company. "**Interest Holder**" means each Holder and Key Holder, and any transferee thereof.

5.4 **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Interest Holder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Interest Holder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Units, including representations and warranties that (i) the Interest Holder holds all right, title and interest in and to the Units the Interest Holder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Interest Holder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Interest Holder have been duly executed by the Interest Holder and delivered to the acquirer and are enforceable against the Interest Holder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Interest Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Interest Holder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any Interest Holder of any identical representations, warranties and covenants provided by all Interest Holders);

(c) the liability for indemnification, if any, of the Interest Holder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Interest Holders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Interest Holder of any identical representations, warranties, and covenants provided by all Interest Holders), and except as required to satisfy the liquidation preference of the Series Seed Interests, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Interest Holder in connection with such Proposed Sale;

(d)   liability will be limited to the Interest Holder's applicable share (determined based on the respective proceeds payable to each Interest Holder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Interest Holders but that in no event exceeds the amount of consideration otherwise payable to the Interest Holder in connection with the Proposed Sale, except with respect to claims related to fraud by the Interest Holder, the liability for which need not be limited as to the Interest Holder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's interests will receive the same form of consideration for their units of such class or series as is received by other holders in respect of their units of such same class or series of interests unless the holders of at least a majority of Series Seed Interests elect otherwise, (ii) each holder of a series of Series Seed Interests will receive the same amount of consideration per share of such series of Series Seed Interests as is received by other holders in respect of their units of such same series, (iii) each holder of Common Interests will receive the same amount of consideration per unit of Common Interests as is received by other holders in respect of their units of Common Interests, and (iv) unless the holders of at least a majority of the Series Seed Interests elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Interests and Common Interests shall be allocated among the holders of Interests and Common Interests on the basis of the relative liquidation preferences to which the holders of each respective series of Interests and the holders of Common Interests are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6.   **PARTICIPATION RIGHT**.

6.1   **General**. Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement. A Major Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of units of the Company's Common Interests issued or issuable upon conversion of the units of Series Seed Interests owned by such Major Purchaser, to (b) the Fully-Diluted Share Number.

6.2   **New Securities**. "**New Securities**" means any Common Interests or Interests, whether now authorized or not, and rights, options or warrants to purchase Common Interests or Interests, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Interests or Interests; provided, however, that "New Securities" does not include: (a) units of Common Interests issued or issuable upon conversion of any outstanding units of Interests; (b) units of Common Interests or Interests issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) units of Common Interests or Interests issued in connection with any interests split or interests dividend or recapitalization; (d) units of Common Interests (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, interest purchase or interest option plans, interest bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) units of the Company's Series Seed Interests issued pursuant to this Agreement; (f) any other units of Common Interests or Interests (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) units of Common Interests issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.3 **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

6.4 **Failure to Exercise**. If the Major Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section 6.

7. **ELECTION OF BOARD OF DIRECTORS**.

7.1 **Voting; Board Composition**. Subject to the rights of the Interest Holders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Interest Holder shall vote (or consent pursuant to an action by written consent of the Interest Holders) all units of capital interests of the Company now or hereafter directly or indirectly owned of record or beneficially by the Interest Holder (the "**Voting Units**"), or to cause the Voting Units to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a) that number of individuals, if any, equal to the Common Board Member Count (collectively, the "**Common Board Designees**") designated from time to time in a writing delivered to the Company and signed by Common Control Holders who then hold units of issued and outstanding Common Interests of the Company representing a majority of the voting power of all issued and outstanding units of Common Interests then held by all Common Control Holders;

(b) that number of individuals, if any, equal to the Series Seed Board Member Count (collectively, the "**Series Seed Board Designees**") designated from time to time in a writing delivered to the Company and signed by Purchasers who then hold a majority of the then-outstanding units of Series Seed Interests issued pursuant to this Agreement;

(c) that number of individuals, if any, equal to the Mutual Consent Board Member Count (collectively, the "**Mutual Consent Board Designees**" and, together with any Common Board Designee and any Seed Board Designee, each a "**Board Designee**") designated from time to time in a writing delivered to the Company and signed by (a) Purchasers who then hold a majority of the then-outstanding units of Series Seed Interests issued pursuant to this Agreement and (b) Common

Control Holders who then hold units of issued and outstanding Common Interests of the Company representing a majority of the voting power of all issued and outstanding units of Common Interests of the Company then held by all Common Control Holders.

Subject to the rights of the Interest Holders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Interest Holder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Interest Holder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Interest Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all units of the Company's capital interests held by the Interest Holder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Interest Holder if, and only if, the Interest Holder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Interest Holder's Voting Units or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Interest Holder's written consent or signature. The proxy and power granted by each Interest Holder pursuant to this Section are coupled with an interest and are given to secure the performance of the Interest Holder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Interest Holder is an individual, will survive the death, incompetency and disability of such Interest Holder and, so long as any Interest Holder is an entity, will survive the merger or reorganization of the Interest Holder or any other entity holding Voting Units.

8. **GENERAL PROVISIONS**.

   8.1   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Interest Holder may transfer Units unless each transferee agrees to be bound by the terms of this Agreement.

   8.2   Governing Law. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

   8.3   Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

   8.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

   8.5   Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6 **No Finder's Fees**. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement; provided, however, that the Company shall, at the Closing, reimburse the fees and expenses of one counsel for Purchasers, for a flat fee equal to the Purchaser Counsel Reimbursement Amount.

8.8 **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding units of Series Seed Interests (or Common Interests issued on conversion thereof); provided, however, that any amendment to Section 7.1(a) or Section 7.1(c) will also require the additional written consent of the holders of a majority of the outstanding units of the Company's Common Interests then held by all of the Common Control Holders. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Units in accordance with Section 8.1 will require consent of the company before the transfer is approved. Any amendment or waiver effected in accordance with this Section 8.8 will be binding upon the Purchasers, the Key Holders, each transferee of the units of Series Seed Interests (or the Common Interests issuable upon conversion thereof) or Common Interests from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org shall be considered an amendment to this Agreement provided that it is done in accordance with this Section 8.8.

8.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

8.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

8.11   **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 6 and 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Interests pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1.2 and this Section 8 will survive any termination of this Agreement.

8.12   **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

[PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

Name: _____

By: _____

Title: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Name: _____   Name: _____

By: _____   By: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASERS:

[FOR ENTITY INVESTOR USE FOLLOWING SIGNATURE BLOCK:]   *[FOR INDIVIDUAL INVESTOR USE FOLLOWING SIGNATURE BLOCK:]*

Name: _____   Name: _____
                                                                        [TYPE NAME ON LINE]

By: _____   By: _____
                                                                        [SIGN HERE]

Title: _____

EXHIBIT D

IRREVOCABLE PROXY TO VOTE INTERESTS

OF

TASTY MINSTREL GAMES, LLC

The undersigned Interest Holder, and any successors or assigns ("Interest Holder"), of Tasty Minstrel Games, LLC, a Utah LLC, a Utah LLC (the "Company") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "Proxy"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Interest Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Interest Holder is entitled to do so) with respect to all of the units Series Seed Interests of the Company that now are or hereafter may be beneficially owned by Interest Holder, and any and all other units or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Units") in accordance with the terms of this Irrevocable Proxy. The Units beneficially owned by Interest Holder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Interest Holder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Interest Holder with respect to the Units are hereby revoked and Interest Holder agrees not to grant any subsequent proxies with respect to the Units or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Units are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Interests Investment Agreement dated as of even date herewith by and between Company and Interest Holder.

The attorney and proxy named above is hereby authorized and empowered by Interest Holder, at any time, to act as Interest Holder's attorney and proxy to vote the Units, and to exercise all voting and other rights of Interest Holder with respect to the Units at every annual, special or adjourned meeting of the Interest Holders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Interest Holder and any obligation of Interest Holder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Interest Holder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Interest Holder)

Units beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT D

Company Pitch Deck



INVESTOR PRESENTATION • 2017

DISCLAIMER & LEGAL STUFF

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

MISSION STATEMENT



TO BE THE GAMER'S CHAMPION

THE GAMER'S CHAMPION



When Tasty Minstrel Games published its first two games in 2009, it was the culmination of the dreams of lifetime gamers.

Avid gamers going into publishing is not a unique situation – many people before us have turned their hobby into a career. What is unique about this situation is that we at Tasty Minstrel Games have taken it upon ourselves to be **The Gamer's Champion**.

What does it mean to be The Gamer's Champion? Quite simply, we at TMG will always treat our customers the way we, as gamers, want to be treated. We believe in publishing great games for friends and families to enjoy. We believe in putting top-notch components in those games. We believe in tracking down hard-to-find or out-of-print games that deserve to once again see the light of day. Most of all, we believe in making sure that when someone sees our mascot, Dargon the Dragon, on a box, they know what is inside is the absolute best game we could produce.

This is what it means to be The Gamer's Champion – and this is our mission, and our promise, here at **Tasty Minstrel Games**.



TASTY OPPORTUNITY



BOARD GAMES' popularity has grown ever since the earliest known game, Senet, which the Egyptians played as far back as 3500 BC.

Growth in board game sales has increased dramatically over the past few years, with hobby board games now firmly established as the second largest hobby game category. Sales grew 56%, from $160 million in 2014 to $250 million in 2015[1].

Tasty Minstrel Games is extremely well positioned to take advantage of this exciting growth trend by producing and/or co-publishing original game titles for children and adult gamers alike.

1. ICv2: Hobby Games Market Nearly $1.2 Billion. *http://icv2.com/articles/news/view/35150/hobby-games-market-nearly-1-2-billion*




Game Discovery & Development
Pre-Production Development
Financial
Data
Content
Sales
Logistics
Branding
Community
Gamer Service
People Development
ART
PRACTITIONERSHIP
AUDIENCE

OUR ORGANIZATION

ART: We believe each game to be a work of art. Games are a combination of design, visual arts, interface design, materials, and information presentation. Plus, they need to be fun. We make the games that we like, and we test them in the marketplace with actual product. At TMG, each game is important. We concentrate on the process and methodology of creating this art.

PRACTITIONERSHIP: At every level of the company, we want individuals who are concerned with the artful execution of their responsibilities. This includes the highly-analytical game developers, prudent financial controllers, logistical masterminds, and empathetic gamer service folk. We don't just do our work at TMG, we strive to understand the tiniest nuances of the work and improve our abilities inside our areas of responsibility.

AUDIENCE: We want our audience to be our customers and our friends – as well as part of their family. We take what we want as gamers and strive to provide that to our audience.

TMG BUSINESS PROCESS



PRODUCT FLOW

Game Submission Intake & Prototype Gate

Not To Scale

Gates

Game Dev

Art & Assets

Marketing

Manufacturing
Reprints

Logistics

Sales

Excitement
Financial
Enjoyed by Others
Contract
Expected Market Response

TMG BUSINESS PROCESS

GAME SUBMISSION INTAKE: This is the initial phase of game acquisition from either our designers or through game designer conventions. We look at the prototype games, evaluate the theme and game mechanics, and then decide whether the game would fit into our mission statement. Our process is very stringent and we see many more games than we accept.

GATES: The evaluation process continues as we do our final evaluation, which entails bringing in our team and letting them weigh in on the game's viability. We also start working up a financial spreadsheet to determine what components are needed, the cost of those components, and the final cost of the game for our customers. If we find the game publishable, we create the contract and begin the next phase of our process.

GAME DEVELOPMENT: A board game is rarely in its finished form when we receive the prototype. During this phase of the process, we hone down the rules, either simplifying or adding to, and write copy for any cards in the game and for the rulebook in order to make the game even better and to live up to the Tasty Minstrel brand.

ART & ASSETS: Our in-house or a third-party graphic artist, illustrator, and/or 3D visualization expert works on the overall look for the game, including developing the packaging, the look of the board, the cards, etc.

MANUFACTURING: When all visuals and materials are approved, we work with our manufacturing partners to create the components and all elements of the game – from the packaging to the smallest meeple (game pieces).

LOGISTICS: The manufacturer sends the games to the logistics company and the games are shipped and delivered to various fulfillment locations around the world and to our distribution partners who have preordered the title(s).

SALES: Customers begin receiving and/or purchasing our game through various retail outlets or online stores.



TASTY LINEUP



TMG's original games generated the majority (67%) of sales in 2016. Tasty Minstrel Games' biggest selling title of all time is *Eminent Domain*; *Dungeon Roll* is a close second.

TMG also has a number of different games in its production pipeline for 2017 and 2018. The titles of games in development include:

- *Oceanica*
- *Trading on the Tigris*
- *Bottlecap Alchemist*

Games in artwork production include:

- *Downfall*
- *Exodus Fleet*
- *Citrus*
- *Bohemian Villages*
- *Samara*
- *Okey Dokey*
- *Eminent Domain: Oblivion*

and many more.





TMG MANAGEMENT TEAM



MICHAEL MINDES
FOUNDER & CEO

TMG started as a side business while Michael was working as a retail financial advisor. It was more than **five** years before Michael hired the first employee to TMG. Thus, Michael has done everything associated with building and running TMG, including game development, financial management, product design, artwork coordination, manufacturing, management, talent scouting (HR), training, logistics, customer service, marketing, sales, and, of course janitorial duties. Michael will **continue his leadership as** CEO, concentrating on further enabling and assisting the team of wonderful people at TMG.



SETH JAFFEE
CO-FOUNDER & CO-HEAD OF GAMES

Seth Jaffee is a game designer and developer but is probably best known as Co-founder of Tasty Minstrel Games. Seth was a behind-the-scenes supporter of TMG from the very beginning, always striving to discover games and do pre-product development.

Now an official member of the TMG team, Seth focuses on discovering games, developing them, and helping to usher them through the production process. His most popular title, *Eminent Domain*, was TMG's first crowdfunded game and the first big Kickstarter success in the tabletop industry.



DANIEL HADLOCK
PRESIDENT

As President of TMG, Daniel assists all TMG employees in their areas of responsibility. **His** previous **experience includes but is not limited to**: game scouting, game development, product design, manufacturing management, logistics, customer service, sales, marketing, and janitorial duties. Daniel loves the games we make almost as much as he loves the people that play them.


DUNGEON
ROLL
Designed by
Chris Darden
DUNGEON
ROLL
Occultist
Specialty: Clerics may be used as Mages and Mages may be used as Clerics.
Animate Dead: Transform 1 Skeleton into a Fighter. Discard it during the next Regroup Phase
5 XP to Level up

TMG ANNUAL UNITS SOLD

ANNUAL UNITS SOLD:

In 2016, TMG sold over 82,000 games. Since its inception in 2010, TMG has sold over 400,000 games. Unit sales spiked in 2015 as the company started releasing more small-box games such as Flip City and Cthulhu Realms, which sold about 15,000 units combined.



*2010 data is estimated

TMG REVENUE GROWTH

Revenue:

TMG generated over $1.2 million in revenue in 2016 and over $1.4 million in revenue in 2015. Revenue spiked in January 2015 due to the launch of Scoville, Village Port , and Captains of Industry. Revenue spiked in November 2015 due to the shipment of the Orléans Deluxe Edition Kickstarter sales. Revenue also increased in May 2016 due to the Colosseum Kickstarter project and in November 2016 due to the launch (or import back in) of Guilds of London , Orleans Invasion , and Ponzi Scheme. Although annual revenue declined 15% in 2016, cost of goods sold declined 30%, dropping from over $1.1 million in 2015 to nearly $800,000 in 2016





THANKS FOR YOUR CONSIDERATION!